UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Atour Lifestyle Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

04965M 106**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 04965M 106 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are listed on the Nasdaq Global Select Market under the ticker symbol “ATAT.” Each ADS represents three Class A ordinary shares. The Reporting Persons (as defined below) are not aware of any CUSIP number that has been assigned to the Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04965M 106
1	Name of Reporting Person Trip.com Travel Singapore Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 55,970,815 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,970,815 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,970,815 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

  Percent of Class Represented by Amount in Row 9

17.6% of Class A ordinary shares (or 14.3% assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).(2) See Item 4.

12	Type of Reporting Person CO

Notes:

(1)	Directly held by Trip.com Travel Singapore Pte. Ltd., a wholly-owned subsidiary of Trip.com Group Limited.
(2)

Based on 317,539,537 Class A ordinary shares and 73,680,917 Class B ordinary shares outstanding immediately after the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2022. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 04965M 106
1	Name of Reporting Person Trip.com Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 55,970,815 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,970,815 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,970,815 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

  Percent of Class Represented by Amount in Row 9

17.6% of Class A ordinary shares (or 14.3% assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).(2) See Item 4.

12	Type of Reporting Person CO

Notes:

(1)	Directly held by Trip.com Travel Singapore Pte. Ltd., a wholly-owned subsidiary of Trip.com Group Limited.
(2)

Based on 317,539,537 Class A ordinary shares and 73,680,917 Class B ordinary shares outstanding immediately after the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on November 14, 2022. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Item 1(a).	Name of Issuer:

Atour Lifestyle Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18th floor, Wuzhong Building

618 Wuzhong Road, Minhang District

Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Trip.com Travel Singapore Pte. Ltd.

Trip.com Group Limited

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For Trip.com Travel Singapore Pte. Ltd.:

1 Harbourfront Avenue, #03-12/13, Keppel Bay Tower, Singapore, 098632

For Trip.com Group Limited:

968 Jin Zhong Road, Shanghai 200335

People’s Republic of China

Item 2(c)	Citizenship:

Trip.com Travel Singapore Pte. Ltd. – Singapore

Trip.com Group Limited – Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters submitted to them for vote.

Item 2(e).	CUSIP Number:

04965M 106

CUSIP number 04965M 106 has been assigned to the ADSs of the Issuer, which are listed on the Nasdaq Global Select Market under the ticker symbol “ATAT.” Each ADS represents three Class A ordinary shares. The Reporting Persons are not aware of any CUSIP number that has been assigned to the Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2022:

Reporting Person	Amount beneficially owned:	Percent of class:		Percent of aggregate voting power	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Trip.com Travel Singapore Pte. Ltd.	55,970,815	17.6	%(1)	5.3%	55,970,815	0	55,970,815	0
Trip.com Group Limited	55,970,815	17.6	%(1)	5.3%	55,970,815	0	55,970,815	0

The information above is prepared based on 317,539,537 Class A ordinary shares and 73,680,917 Class B ordinary shares of the Issuer outstanding immediately after the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on November 14, 2022. The beneficial ownership of Trip.com Travel Singapore Pte. Ltd. and Trip.com Group Limited in the Issuer as of December 31, 2022 represents 17.6% of total Class A ordinary shares (or 14.3% assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) of the Issuer. The percentage of the voting power of each Reporting Persons is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all the outstanding Class A ordinary shares and Class B ordinary shares of the Issuer as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.

Note:

(1)	Or 14.3% assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2023

Trip.com Travel Singapore Pte. Ltd.

By:	/s/ Chee Teong Ooi
Name: Chee Teong Ooi
Title: Director

Trip.com Group Limited

By:	/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Title: Chief Financial Officer